

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 18, 2012

<u>Via E-Mail</u>

David M. Kaye, Esq.
Kaye Cooper Fiore Kay & Rosenberg LLP
30A Vreeland Road, Suite 230
Florham Park, NJ 07932

       Re: **Epolin, Inc.**
              Schedule 14D-9
              Filed May 11, 2012
              File No.: 5-62227

Dear Mr. Kaye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Tender and Voting Agreements, page 6</u>

1. We note that each of Messrs. Cohen and Ivchenko own greater than 5% of the total number of Epolin's outstanding shares of common stock; however, neither has filed an initial Schedule 13D nor an amendment to describe the Tender and Voting Agreements. Please have each person immediately file a Schedule 13D. Please be advised that filing at this late date will not necessarily affect the determination of liability under the federal securities laws for the failure to timely file the Schedule 13D. <u>See</u> Question104.03 in

the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting section of the Division's Compliance and Disclosure Interpretations.

Item 4. The Solicitation or Recommendation, page 8

Reasons for the Recommendation, page 13

2. Please revise the sixth bullet point to identify the outside counsel and financial advisors.

3. Please revise the first bullet point under the negative factors to describe the levels of cash and/or net working capital that Epolin is required to maintain under the Merger Agreement.

4. Please revise the sixth bullet point under the negative factors to describe the restrictions on business operations.

Item 8. Additional Information, page 17

5. Please consider revising to describe the requirements of the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, which is a condition to the offer.

6. Please revise to include the golden parachute compensation disclosure described in Item 1011(b) of Regulation M-A and corresponding Item 402(t) of Regulation S-K.

Analysis by Millburn Capital, page 19

7. Please advise us as to what consideration was given to summarizing the valuation analysis of Millburn Capital, given that you refer to it as a reason for recommending the offer. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions